________________________________________________________________________________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K/A

Amendment No. 1

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended December 31, 2002

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229. +91-80-852-0261

(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F          Form 20-F ☑          Form 40-F ☐

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.     Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

      In this Quarterly Report, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

      All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

      Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 48.00 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

Forward-looking Statements May Prove Inaccurate

      In addition to historical information, this Quarterly Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Quarterly Report and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

PART I — FINANCIAL INFORMATION

Item 1.     Financial statements

Consolidated Balance Sheets

	As of

	December 31,	December 31,	March 31,
	2002	2001	2002

	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$308,558,738	$179,964,266	$210,485,940
Trade accounts receivable, net of allowances	102,408,446	64,505,813	69,017,110
Deferred tax assets	945,833	2,065,475	774,107
Prepaid expenses and other current assets	30,779,094	18,875,165	18,875,904

Total current assets	442,692,111	265,410,719	299,153,061
Property, plant and equipment, net	150,706,932	150,661,482	147,211,731
Intangible assets, net	7,428,310	—	—
Deferred tax assets	6,352,084	2,574,090	4,560,934
Investments	4,613,833	7,777,393	7,777,393
Advance income taxes	3,311,724	1,869,035	—
Other assets	20,293,142	11,127,466	12,458,615

Total assets	$635,398,136	$439,420,185	$471,161,734

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	126,497	440	—
Client deposits	6,073,029	2,546,959	2,215,001
Other accrued liabilities	37,439,002	27,279,580	22,424,646
Income taxes payable	—	—	678,703
Unearned revenue	11,631,043	5,885,436	3,464,018

Total current liabilities	55,269,571	35,712,415	28,782,368
Non-current liabilities	5,000,000	—	—
Preferred stock of subsidiary 0.0005% Cumulative Convertible Preference Shares, par value $2 each, 4,375,000 preference shares Authorized, issued and outstanding — 4,375,000 preference shares as of December 31, 2002	10,000,000	—	—
Stockholders’ Equity Common stock, $0.16 (Rs. 5) par value; 100,000,000 equity shares authorized, Issued and outstanding — 66,229,489, 66,169,247 and 66,186,130 as of December 31, 2002 and 2001 and March 31, 2002, respectively	8,601,481	8,595,270	8,597,001
Additional paid-in capital	126,075,877	122,395,526	123,079,948
Accumulated other comprehensive income	(37,209,073)	(39,992,215)	(45,441,148)
Deferred stock compensation	(3,888,756)	(8,771,464)	(7,620,600)
Retained earnings	471,549,036	321,480,653	363,764,165

Total stockholders’ equity	$565,128,565	$403,707,770	$442,379,366

Total liabilities and stockholders’ equity	$635,398,136	$439,420,185	$471,161,734

See accompanying notes to the unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	December 31,		December 31,		Year Ended
					March 31,
	2002	2001	2002	2001	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	$200,014,166	$137,579,820	$537,775,974	$405,370,712	$545,051,214
Cost of revenues	110,198,928	73,051,526	292,036,302	214,517,882	290,032,232

Gross profit	89,815,238	64,528,294	245,739,672	190,852,830	255,018,982

Operating Expenses:
Selling and marketing expenses	14,952,660	6,840,680	40,734,946	19,752,095	27,113,122
General and administrative expenses	15,422,086	10,622,444	40,383,534	33,921,600	44,348,181
Amortization of stock compensation expense	1,243,948	1,234,472	3,731,844	3,745,554	5,009,772
Amortization of intangible assets	924,249	—	1,744,274	—	—

Total operating expenses	32,542,943	18,697,596	86,594,598	57,419,249	76,471,075

Operating income	57,272,295	45,830,698	159,145,074	133,433,581	178,547,907
Other income, net	6,907,692	3,106,397	12,538,464	9,072,796	13,865,294

Income before income taxes	64,179,987	48,937,095	171,683,538	142,506,377	192,413,201
Provision for income taxes	11,926,841	7,288,077	29,885,621	20,323,580	27,946,892

Net income	$52,253,146	$41,649,018	$141,797,917	$122,182,797	$164,466,309

Earnings per equity share
Basic	$0.80	$0.64	$2.16	$1.86	$2.51
Diluted	$0.78	$0.63	$2.13	$1.85	$2.49
Weighted equity shares used in computing earnings per equity share
Basic	65,569,377	65,545,160	65,567,814	65,557,265	65,556,648
Diluted	66,667,561	66,114,671	66,405,932	66,205,786	66,084,874

See accompanying notes to the unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

					Accumulated
	Common Stock				Other	Deferred		Total
			Additional	Comprehensive	Comprehensive	Stock	Retained	Stockholders’
	Shares	Par Value	Paid-in Capital	Income	Income	Compensation	Earnings	Equity

Balance as of March 31, 2001	66,158,117	$8,594,106	$122,017,518		$(28,664,972)	$(12,517,018)	$222,362,067	$311,791,701
Common stock issued	11,130	1,164	378,008		—	—	—	379,172
Cash dividends declared	—	—	—		—	—	(23,064,211)	(23,064,211)
Amortization of compensation related to stock option grants	—	—	—		—	3,745,554	—	3,745,554
Comprehensive income
Net income	—	—	—	$122,182,797	—	—	122,182,797	122,182,797
Other comprehensive income
Translation adjustment	—	—	—	(11,327,243)	(11,327,243)	—	—	(11,327,243)

Comprehensive income				$110,855,554

Balance as of December 31, 2001 (Unaudited)	66,169,247	$8,595,270	$122,395,526		$(39,992,215)	$(8,771,464)	$321,480,653	$403,707,770

Common stock issued	16,883	1,731	571,068		—	—	—	572,799
Amortization of compensation related to stock option grants	—	—	—		—	1,264,218	—	1,264,218
Deferred stock compensation related to stock option grants	—	—	113,354		—	(113,354)	—	—
Comprehensive income
Net income	—		—	$42,283,512	—	—	42,283,512	42,283,512
Other comprehensive income
Translation adjustment	—		—	(5,448,933)	(5,448,933)	—	—	(5,448,933)

Comprehensive income				$36,834,579

Balance as of March 31, 2002	66,186,130	$8,597,001	$123,079,948		$(45,441,148)	$(7,620,600)	$363,764,165	$442,379,366

Common stock issued	43,359	4,480	2,191,234		—	—	—	2,195,714
Cash dividends paid					—	—	(34,013,046)	(34,013,046)
Amortization of compensation related to stock option grants	—	—	—		—	3,731,844	—	3,731,844
Income tax benefit arising on exercise of stock options	—	—	804,695		—	—	—	804,695
Comprehensive income
Net income		—	—	$141,797,917	—	—	141,797,917	141,797,917
Other comprehensive income
Translation adjustment	—	—	—	8,232,075	8,232,075	—	—	8,232,075

Comprehensive income				$150,029,992

Balance as of December 31, 2002 (Unaudited)	66,229,489	$8,601,481	$126,075,877		$(37,209,073)	$(3,888,756)	$471,549,036	$565,128,565

See accompanying notes to the unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
			Year Ended
	December 31,	December 31,	March 31,
	2002	2001	2002

	(Unaudited)	(Unaudited)	(Audited)
OPERATING ACTIVITIES:
Net income	$141,797,917	$122,182,797	$164,466,309
Adjustments to reconcile net income to net cash provided by operating activities
(Gain)/loss on sale of property, plant and equipment	8,437	(2,456)	(16,754)
Depreciation	26,466,706	24,402,866	33,608,391
Amortization of intangible assets	1,744,274	—	—

Provision for investments	3,219,030	—	—
Deferred tax benefit	(2,228,025)	(1,303,995)	(1,999,471)
Amortization of deferred stock compensation expense	3,731,844	3,745,554	5,009,772
Changes in assets and liabilities
Trade accounts receivable	(31,876,890)	(1,720,224)	(7,196,700)
Prepaid expenses and other current assets	(14,584,321)	(2,273,638)	(2,052,721)
Income taxes	(3,159,384)	(1,729,558)	869,109
Accounts payable	126,497	(27,114)	(27,382)
Client deposits	3,776,724	1,389,393	1,075,855
Unearned revenue	8,014,837	(1,368,788)	(3,753,943)
Other accrued liabilities	14,275,082	5,993,281	1,492,616

Net cash provided by operating activities	151,312,728	149,288,118	191,475,081

INVESTING ACTIVITIES:
Expenditure on property, plant and equipment	(26,796,968)	(59,982,936)	(68,347,644)
Expenditure on intangible asset	(4,078,363)	—	—
Proceeds from sale of property, plant and equipment	53,222	236,642	335,079
Loans to employees	(4,973,581)	(4,169,931)	(5,547,203)
Purchase of investments	—	(2,200,000)	(2,200,000)

Net cash used in investing activities	(35,795,690)	(66,116,225)	(75,759,768)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	2,195,714	379,172	963,351
Proceeds from issuance of preferred stock by subsidiary	10,000,000	—	—
Payment of dividends	(34,013,046)	(23,064,211)	(22,902,618)

Net cash used in financing activities	(21,817,332)	(22,685,039)	(21,939,267)

Effect of exchange rate changes on cash	4,373,092	(4,606,833)	(7,374,351)
Net increase in cash and cash equivalents during the period	98,072,798	55,880,021	86,401,695
Cash and cash equivalents at the beginning of the period	210,485,940	124,084,245	124,084,245

Cash and cash equivalents at the end of the period	$308,558,738	$179,964,266	$210,485,940

Supplementary information:
Cash paid towards taxes	$33,014,206	$22,012,502	$27,493,194
Non cash transaction (See Note 2.5)	$5,000,000	—	—

See accompanying notes to the unaudited consolidated financial statements

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of and for the Nine Months Ended December 31, 2002

1	Company Overview and Significant Accounting Policies

1.1	Company Overview

      Infosys Technologies Limited (“Infosys” or “the Company”) along with its majority owned and controlled subsidiary, Progeon Limited (“Progeon”) is a leading global information technology, (“IT”), services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration, and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.2	Basis of Preparation of Financial Statements

      The accompanying consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Inter-company balances and transactions are eliminated on consolidation. All amounts are stated in U.S. dollars, except as otherwise specified.

      Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2002.

1.3	Use of Estimates

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the period. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post sales customer support and the useful lives of property, plant and equipment and intangible assets. Actual results could differ from those estimates.

1.4	Revenue Recognition

      The company derives revenues primarily from software services, licensing of software products and from business process management services. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings is classified as unbilled revenue while billings in excess of costs and earnings is classified as unearned revenue. The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

      Revenues from business process management services are recognized on both the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method.

      In accordance with Statement of Position 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. When the company receives advances for software development services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue is deferred and recognized ratably over the term of the underlying maintenance agreement, generally 12 months. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed.

1.5	Cash and Cash Equivalents

      The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, cash on deposit with banks, marketable securities and deposits with corporations.

1.6	Property, Plant and Equipment

      Property, plant and equipment are stated at cost less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years
Furniture and fixtures	5 years
Computer equipment	2-5 years
Plant and equipment	5 years
Vehicles	5 years

      The cost of software purchased for internal use is accounted under Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under “Capital work-in-progress”.

1.7	Intangible Assets

      Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives of acquired rights in software applications to range between one through five years.

1.8	Impairment of Long-lived Assets

      The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.9	Research and Development

      Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved.

1.10	Foreign Currency Translation

      The accompanying financial statements are reported in U.S. dollars. The functional currency of the company is the Indian rupee (“Rs.”). The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as “Other comprehensive income”, a separate component of stockholders’ equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11	Earnings Per Share

      In accordance with Statement of Financial Accounting Standards (“SFAS”) 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.12	Income Taxes

      Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain. The income tax provisions for the interim period is made based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.13	Fair Value of Financial Instruments

      The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.14	Concentration of Risk

      Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. In management’s opinion, as of December 31, 2002 and 2001 and March 31, 2002, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.15	Retirement Benefits to Employees

1.15.1	Gratuity

      In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, Infosys contributes to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

1.15.2	Superannuation

      Apart from being covered under the Gratuity Plan described above, certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. Infosys has no further obligations to the Plan beyond its monthly contributions.

1.15.3	Provident Fund

      Eligible employees also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees Provident Fund Trust. The remainders of the contributions are made to the Government administered provident fund. There are no further obligations under the provident fund plan beyond its monthly contributions. In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a Government administered provident fund. The Company has no further obligations under the provident fund plan beyond its monthly contributions.

1.16	Investments

      The Company accounts by the equity method for investments between 20% and 50% or where it is otherwise able to exercise significant influence over the operating and financial policies of the investee. Investment securities in which the company controls less than 20% voting interest are currently classified as “Available-for-sale securities”. Non-readily marketable equity securities for which there are no readily determinable fair values are recorded at cost.

      Investment securities designated as “available-for-sale” are carried at their fair value. Fair value is based on quoted market prices. Unquoted securities are carried at cost, adjusted for declines in value judged to be other than temporary. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

     1.17 Stock-Based compensation

      The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

     1.18 Dividends

      Dividend on common stock is recorded as a liability on the date of declaration by the stockholders. For interim dividend, the liability is recognized on date of declaration by the Board of Directors.

     1.19 Derivative Financial Instruments

      On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into forward foreign exchange contracts where the counter party is generally a bank. The company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

     1.20 Reclassifications

      Certain reclassifications have been made to conform prior period data to the current presentations. These reclassifications had no effect on reported earnings.

     1.21 Recent Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. The Company believes that the adoption of the consensus will not have a material impact on the Company’s revenue recognition policies as the accounting for the revenue from a significant portion of the Company’s service offerings is governed by higher level GAAP literature.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on the Company’s accounting or disclosure policies.

      In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of

SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to account for its fixed plan stock options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The disclosure provisions of SFAS 148 have been adopted by the Company for the quarter ended December 31, 2002.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. The Company does not expect any impact upon adoption of this interpretation.

2 Notes to the Unaudited Consolidated Financial Statements

     2.1 Cash and Cash Equivalents

      The cost and fair values for cash and cash equivalents as of December 31, 2002 and 2001 and March 31, 2002, respectively are as follows:

	As of December 31,
			As of March 31,
	2002	2001	2002

Cost and fair values
Cash and bank deposits	$237,233,070	$126,620,777	$158,274,886
Deposits with corporations	71,325,668	53,343,489	52,211,054

	$308,558,738	$179,964,266	$210,485,940

      Cash and cash equivalents include restricted cash balances in the amount $403,632, $358,483 and $284,839 as of December 31, 2002 and 2001 and March 31, 2002 respectively.

     2.2 Trade Accounts Receivable

      Trade accounts receivable, as of December 31, 2002 and 2001 and March 31, 2002, net of allowance for doubtful accounts of $3,092,793, $4,025,693 and $3,941,245, respectively amounted to $102,408,446, $64,505,813 and $69,017,110, respectively. The age profile of trade accounts receivable, net of allowances is given below.

	As of
	December 31,
			As of March 31,
	2002	2001	2002

			In %
Period (in days)
0-30	65.1	68.9	69.0
31-60	23.6	26.5	30.0
61-90	6.6	4.6	0.5
More than 90	4.7	—	0.5

	100.0	100.0	100.0

2.3 Prepaid Expenses and Other Current Assets

      Prepaid expenses and other current assets consist of the following:

	As of December 31,
			As of March 31,
	2002	2001	2002

Rent deposits	$3,021,132	$2,071,632	$2,079,155
Deposits with government organizations	1,608,790	1,264,146	1,220,401
Loans to employees	5,869,381	8,548,006	8,331,779
Prepaid expenses	4,225,787	5,041,519	2,990,523
Unbilled revenues	14,819,019	1,884,239	3,635,989
Other current assets	1,234,985	65,623	618,057

	$30,779,094	$18,875,165	$18,875,904

      Other current assets represent advance payments to vendors for the supply of goods and rendering of services and certain costs incurred towards purchase of software. Deposits with government organizations relate principally to leased telephone lines and electricity supplies.

2.4 Property, Plant and Equipment — Net

      Property, plant and equipment consist of the following:

	As of December 31,
			As of March 31,
	2002	2001	2002

Land	$9,851,068	$9,023,385	$8,955,962
Buildings	73,696,985	47,180,823	58,481,413
Furniture and fixtures	40,226,122	29,863,549	32,683,315
Computer equipment	71,789,151	57,407,806	59,006,470
Plant and equipment	44,986,312	32,904,434	37,685,337
Vehicles	73,271	73,058	72,085
Capital work-in-progress	18,007,212	47,039,528	30,881,704

	258,630,121	223,492,583	227,766,286
Accumulated depreciation	(107,923,189)	(72,831,101)	(80,554,555)

	$150,706,932	$150,661,482	$147,211,731

      Depreciation expense amounted to $26,466,706, $24,402,866 and $33,608,391 for the nine months ended December 31, 2002 and 2001 and fiscal 2002 respectively. The amount of third party software expensed during the nine months ended December 31, 2002 and 2001 and fiscal 2002 was $9,939,369, $5,507,313 and $7,147,614 respectively.

2.5 Intangible Assets

      During the nine months ended December 31, 2002, the company acquired the intellectual property rights of Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to US$ 3.9 million. The consideration has been recorded as an intangible asset, which is being amortized over two years representing management’s estimate of the useful life of the intellectual property.

      The company also entered into an agreement with the Aeronautical Development Agency, India (“ADA”) for transferring the intellectual property rights in AUTOLAY, a commercial software application product used in the design of high performance structural systems. The company will pay the consideration in the form of a revenue share with a firm commitment of US$ 5 million payable within

10 years of the contract date. The ownership of intellectual property in AUTOLAY transfers to the company on remittance of the consideration to ADA. The committed consideration is recorded as an intangible asset and is being amortized over five years, which is management’s estimate of the useful life. The amount payable to ADA is disclosed as a non-current liability as of December 31, 2002 and as a non-cash transaction in the consolidated statement of cash flows.

      As of December 31, 2002, intangible assets (net of accumulated amortization of $1,744,274) were $7,428,310.

2.6 Investments

      The carrying cost and the fair values of the Company’s investments are as follows:

	Carrying
	Cost	Fair Value

As of December 31, 2002
M-Commerce Ventures Pte Ltd — 80 units, each unit representing 1 Ordinary Share of S$1 each at par and 9 Redeemable Preference Shares of S$1 each at par, with a premium of S$1,110 per Redeemable Preference Share	$453,863	$453,863
CiDRA Corporation — 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	2,999,970	2,999,970
Workadia Inc., U.S.A — 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.0005 each	660,000	660,000
Stratify, Inc. (formerly Purple Yogi Inc.) — 276,243 Series D Convertible Preferred Stock, at $1.81 each fully paid, par value $0.001 each	500,000	500,000

	$4,613,833	$4,613,833

As of December 31, 2001
M-Commerce Ventures Pte Ltd — 70 units, each unit representing 1 Ordinary Share of S$1 each at par and 9 Redeemable Preference Shares of S$1 each at par, with a premium of S$1,110 per Redeemable Preference Share	$399,485	$399,485
Asia Net Media BVI Limited — 30,000,000 Ordinary Shares at $0.05 each, fully paid, par value $0.01 each	1,500,000	1,500,000
CiDRA Corporation — 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	2,999,970	2,999,970
Workadia Inc., U.S.A — 2,200,000 Series B Convertible Preferred Stock at $1 each, fully paid, par value $0.0002 each	2,200,000	2,200,000
JASDIC Park Company — 480 Common Stock, at ¥50,000 each, fully paid, par value ¥50,000 each	177,576	177,576
Stratify, Inc. (formerly Purple Yogi Inc.) — 276,243 Series D Convertible Preferred Stock, at $1.81 each fully paid, par value $0.001 each	500,000	500,000
Others	362	362

	$7,777,393	$7,777,393

	Carrying
	Cost	Fair Value

As of March 31, 2002
M-Commerce Ventures Pte Ltd — 70 units, each unit representing 1 Ordinary Share of S$1 each at par and 9 Redeemable Preference Shares of S$1 each at par, with a premium of S$1,110 per Redeemable Preference Share	$399,485	$399,485
Asia Net Media BVI Limited — 30,000,000 Ordinary Shares at $0.05 each, fully paid, par value $0.01 each	1,500,000	1,500,000
CiDRA Corporation — 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	2,999,970	2,999,970
Workadia Inc., USA — 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.005 each	2,200,000	2,200,000
JASDIC Park Company — 480 Common Stock, at ¥50,000 each, fully paid, par value ¥50,000 each	177,576	177,576
Stratify, Inc. (formerly Purple Yogi Inc.) — 276,243 Series D Convertible Preferred Stock, at $1.81 each fully paid, par value $0.001 each	500,000	500,000
Others	362	362

	$7,777,393	$7,777,393

      During the nine months ended December 31, 2002, the company provided for certain investments in the amount of $3,219,030 as there was a diminution in their values that was considered other than temporary.

2.7 Other Assets

      Other assets represent the non-current portion of loans to employees.

2.8 Related Parties

      The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of December 31, 2002 and 2001 and March 31, 2002, amounts receivable from officers amounting to $14,583, $465,973 and $473,464, respectively are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets. The required repayments of loans by employees are as detailed below.

      The required repayments of loans by employees are as detailed below.

	As of December 31,
			As of March 31,
	2002	2001	2002

2002	—	$8,548,006	—
2003	$5,869,381	3,355,615	$8,331,779
2004	4,262,612	2,267,185	3,755,840
2005	3,139,770	1,367,506	2,670,075
2006	2,351,568	1,064,996	1,826,748
2007	1,870,302	—	1,454,086
Thereafter	8,668,890	3,072,164	2,751,866

Total	$26,162,523	$19,675,472	$20,790,394

      The estimated fair values of related party receivables amounted to $17,194,669 and $14,837,206 and $17,905,507 as of December 31, 2002 and 2001 and March 31, 2002. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9 Other Accrued Liabilities

      Other accrued liabilities comprise the following:

	As of December 31,
			As of March 31,
	2002	2001	2002

Accrued compensation to staff	$16,875,182	$11,560,248	$11,575,996
Accrued dividends	403,632	359,483	229,839
Provision for post sales client support	1,447,399	1,736,986	2,255,573
Employee withholding taxes payable	5,494,811	2,092,809	2,614,479
Provision for expenses	9,051,882	7,468,898	3,356,760
Retention money	2,251,677	3,305,421	1,918,203
Others	1,914,419	755,735	473,796

	$37,439,002	$27,279,580	$22,424,646

2.10 Employee Post-retirement Benefits

     2.10.1 Superannuation

      The company contributed $891,480, $913,808 and $1,220,716 to the superannuation plan in the nine months ended December 31, 2002 and 2001 and fiscal 2002, respectively.

     2.10.2 Provident Fund

      The company contributed $2,749,262, $2,337,455 and $3,146,742 to the provident fund in the nine months ended December 31, 2002 and 2001 and fiscal 2002, respectively.

     2.11 Stockholders’ equity

      Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of equity shares are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

     2.11.1 Voting

      Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (“ADS”) carry similar rights to voting and dividends as the other equity shares. Two ADS represent one underlying equity share.

     2.11.2 Dividends

      Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

     2.11.3 Liquidation

      In the event of a liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

     2.11.4 Stock Options

      There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plan.

     2.12 Preference Shares of Subsidiary

      During the nine months ended December 31, 2002, Progeon issued 4,375,000 0.0005% cumulative convertible preference shares of par value $2.0 per share to Citicorp International Finance Corporation (“CIFC”) at a issue price of $2.28 (equivalent to Rs. 112) per share, in exchange for a aggregate consideration of $10,000,000. Unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) date or (ii) September 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each.

      Each holder of these cumulative convertible preference shares is entitled to receive notice of, and to attend, any shareholders’ meeting and shall be entitled to vote together with holders of equity shares on any matters that affect their rights as preference shareholders including any resolution for winding up the company or for the repayment of reduction of the company’s share capital.

      In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, each holder of the preference shares will be paid an dollar equivalent of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of the company to the holders of equity shares.

      Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

 2.13 Other Income, Net

      Other income, net, consists of the following:

	Nine Months Ended
	December 31,		Year Ended
			March 31,
	2002	2001	2002

Interest income	$11,728,239	$7,355,707	$10,423,654
Exchange gains	3,528,637	1,235,221	2,749,162
Provision for investments	(3,219,030)	—	—
Others	500,618	481,868	692,478

	$12,538,464	$9,072,796	$13,865,294

      In the nine months ended December 31, 2002, we provided for write-downs to our investments in the aggregate amount of approximately $3.2 million. These included approximately $1.5 million for Asia Net Media (BVI) Limited, $0.2 million for Jasdic Park Company, $1.5 million Workadia Inc., and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and their inability to continue operations. In addition, these entities are currently in liquidation. It is unlikely that we will recover any significant additional funds on their liquidations.

     2.14 Operating Leases

      The company has various operating leases for office buildings that are renewable on a periodic basis. Rental expense for operating leases in the nine months ended December 31, 2002 and 2001 and fiscal 2002 were $4,306,354, $3,824,111 and $5,109,690, respectively. The operating leases can be renewed or canceled at the company’s option.

      The company leases some of its office space under non-cancelable operating leases for periods ranging between three through ten years. The schedule of future minimum rental payments in respect of these leases is set out below.

Year ending December 31,

2003	$3,740,916
2004	3,531,052
2005	2,746,906
2006	1,321,459
2007	744,428
Thereafter	1,124,788

$13,209,549

     2.15 Research and Development

      General and administrative expenses in the accompanying statements of income include research and development expenses of $2,159,994, $2,385,215 and $3,083,994 for the nine months ended December 31, 2002 and 2001 and fiscal 2002, respectively.

     2.16 Employees’ Stock Offer Plans (“ESOP”)

      In September 1994, the company established the 1994 plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the “Trust”). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $3,731,844, $3,745,554 and $5,009,772 for the nine months ended December 31, 2002 and 2001 and fiscal 2002 respectively. The 1994 plan lapsed in fiscal 2000 and consequently no further shares will be issued to employees under this plan. 1998 Employees Stock Offer Plan (the “1998 Plan”). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 American Depositary Shares (“ADS”) to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by American Depositary Shares (ADSs). The 1998 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

      1999 Stock Offer Plan (the “1999 Plan”). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (“FMV”). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercised for equity shares.

      The options under all of the above plans vest over a period of one through five years.

      The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Unaudited

	Nine Months Ended
	December 31,		Year Ended
			March 31,
	2002	2001	2002

Net income, as reported	$141,797,917	$122,182,797	$164,466,309
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	3,731,844	3,745,554	5,009,772
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43,311,902)	(41,779,020)	(64,294,987)

Pro forma net income	$102,217,859	$84,149,331	$105,181,094

Earnings per share:
Basic — as reported	$2.16	$1.86	$2.51
Basic — pro forma	$1.56	$1.28	$1.60
Diluted — as reported	$2.13	$1.85	$2.49
Diluted — pro forma	$1.56	$1.28	$1.59

      The activity in the warrants/equity shares of the 1994, 1998 and 1999 Employees Stock Offer Plans in the nine months ended December 31, 2002 and 2001 and fiscal 2002 are set out below.

	Nine Months Ended

					Year Ended
	December 31, 2002		December 31, 2001		March 31, 2002

	Shares	Weighted	Shares	Weighted	Shares	Weighted
	Arising	Average	Arising	Average	Arising	Average
	Out of	Exercise	Out of	Exercise	Out of	Exercise
	Options	Price	Options	Price	Options	Price

1994 Option plan:
Outstanding at the beginning of the period	321,400	—	330,000	—	330,000	—
Granted	—		—	—	—
Forfeited	(2,800)	$1.15	(7,000)	$1.15	(8,600)	$1.15

Outstanding at the end of the period	318,600		323,000		321,400	—

Exercisable at the end of the period	—		—		—
Weighted-average fair value of grants during the period at less than market		—		—		—
1998 Option plan:
Outstanding at the beginning of the period	1,131,247		782,753		782,753	—
Granted	221,900	$121.64	415,425	$73.68	454,250	$98.06
Forfeited	(84,505)	$71.80	(48,885)	$245.04	(77,773)	$240.90
Exercised	(36,887)	$49.64	(11,100)	$60.04	(27,983)	$44.32

	Nine Months Ended

					Year Ended
	December 31, 2002		December 31, 2001		March 31, 2002

	Shares	Weighted	Shares	Weighted	Shares	Weighted
	Arising	Average	Arising	Average	Arising	Average
	Out of	Exercise	Out of	Exercise	Out of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at the end of the period	1,231,755		1,138,193		1,131,247

Exercisable at the end of the period	198,825		210,130		164,527	—
Weighted-average fair value of grants during the period		$121.64		$73.68		$98.06
1999 Option plan:
Outstanding at the beginning of the period	4,668,815		2,793,980		2,793,980
Granted	478,050	$74.73	1,979,600	$95.05	2,050,500	$64.74
Forfeited	(157,961)	$96.49	(133,035)	$128.69	(175,635)	$119.23
Exercised	(6,472)	$55.30	(30)	$74.29	(30)	$84.95

Outstanding at the end of the period	4,982,432		4,640,515		4,668,815

Exercisable at the end of the period	1,063,051		363,673		448,530
Weighted-average fair value of grants during the period		$74.73		$95.05		$64.74

      The following table summarizes information about stock options outstanding as of December 31, 2002.

	Outstanding			Exercisable

	No. of	Weighted	Weighted	No. of	Weighted
Range of	Shares	Average	Average	Shares	Average
Exercise Prices	Arising Out	Remaining	Exercise	Arising Out	Exercise
($)	of Options	Contractual Life	Price	of Options	Price

1994 Plan
1.15	318,600	1.83	1.15	—	—
1998 Plan
0-50	386,497	2.53	33.38	62,073	33.38
51-100	692,688	2.32	79.55	111,249	79.55
101-150	75,450	1.94	120.01	12,118	120.01
151-200	61,590	1.43	162.49	9,892	162.49
201-250	5,380	1.27	228.62	864	228.62
251-300	9,050	1.11	264.25	1,453	264.25
301-350	1,100	1.19	330.00	177	330.00

	1,231,755			197,825

1999 Plan
51-100	3,236,035	2.64	69.32	690,440	69.32
101-150	1,325,762	1.62	121.08	282,864	121.08
151-200	414,535	1.70	158.58	88,445	158.58
201-250	6,100	1.24	213.94	1,301	213.94

	4,982,432			1,063,051

     2.17 Income Taxes

      The provision for income taxes comprises:

	Nine Months Ended
	December 31,		Year Ended
			March 31,
	2002	2001	2002

Current taxes
Domestic taxes	$13,553,644	$4,201,904	$6,483,255
Foreign taxes	18,560,002	16,865,008	23,463,108

	32,113,646	21,066,912	29,946,363

Deferred taxes
Domestic taxes	(1,296,511)	—	27,126
Foreign taxes	(931,514)	(743,332)	(2,026,597)

	(2,228,025)	(743,332)	(1,999,471)

Aggregate taxes	$29,885,621	$20,323,580	$27,946,892

      The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are as follows:

	Nine Months Ended
	December 31,		Year Ended
			March 31,
	2002	2001	2002

Deferred tax assets:
Property, plant and equipment	$3,820,125	$2,274,931	$2,989,348
Provision for doubtful debts	1,081,696	1,437,172	1,448,407
Investments	2,532,866	1,442,477	1,571,586

	7,434,687	5,154,580	6,009,341
Less: Valuation allowance	(136,770)	(515,015)	(674,300)

Net deferred tax assets	$7,297,917	$4,639,565	$5,335,041

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at December 31, 2002. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

      All deferred tax expenses/ (benefits) are allocated to the continuing operations of the company.

      The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”); and (ii) a tax deduction for profits derived from exporting computer software (the “Export Deduction”). All but one of the company’s software development facilities are located in designated Software Technology Parks (“STP”). The

Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. The Finance Act 2002 provides that the exempt income from an export oriented undertaking, for the year commencing April 1, 2002, be restricted to 90% of its aggregate income. Additionally, the export deduction will be phased out equally over a period of five years starting from fiscal 2000.

      As of March 31, 2002, the accumulated undistributed earnings of the U.S. branch offices were $78.45 million. These earnings may attract a 15% tax imposed by the United States Internal Revenue Service on their repatriation to India. The Company intends to reinvest such undistributed earnings within the United States and currently has no intent to repatriate such earnings in the foreseeable future.

     2.18 Earnings Per Share

      The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Nine Months Ended
	December 31,		Year Ended
			March 31,
	2002	2001	2002

Basic earnings per equity share — weighted average number of common shares outstanding excluding unallocated shares of ESOP	65,567,814	65,557,265	65,556,648
Effect of dilutive common equivalent shares — stock options outstanding	838,118	648,521	528,226

Diluted earnings per equity share — weighted average number of common shares and common equivalent shares outstanding	66,405,932	66,205,786	66,084,874

     2.19 Derivative Financial Instruments

      The Company enters into forward foreign exchange contracts where the counter party is generally a bank. The Company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $100,000,000, $20,000,000 and $2,000,000 as of December 31, 2002 and 2001 and March 31, 2002, respectively. The foreign forward exchange contracts mature between one to six months.

     2.20 Segment Reporting

      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. In the year ended March 31, 2000, the company provided segmental disclosures based on the geographical segment. However, from the fiscal year ended March 31, 2001, the Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments and are as set out in the summary of significant accounting policies.

      Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (“telecom”) and retail industries and others such as utilities, transportation and logistics companies.

      Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

      Geographic segmentation is driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

      Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

      Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

     2.20.1 Industry Segments

	Nine Months Ended December 31, 2002

	Financial Services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$203,419,872	$91,154,337	$79,168,194	$61,946,100	$102,087,471	$537,775,974
Identifiable operating expenses	81,664,228	37,057,023	26,678,891	19,558,427	38,673,125	203,631,694
Allocated expenses	56,445,056	23,557,385	20,530,951	16,009,339	26,513,650	143,056,381

Segmental operating income	$65,310,588	$30,539,929	$31,958,352	$26,378,334	$36,900,696	191,087,899

Unallocable expenses						31,942,825

Operating income						159,145,074
Other income (expense), net						12,538,464

Income before income taxes						171,683,538
Provision for income taxes						29,885,621

Net income						$141,797,917

	Nine Months Ended December 31, 2001

	Financial Services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$147,615,021	$69,386,637	$63,617,079	$48,997,683	$75,754,292	$405,370,712
Identifiable operating expenses	54,101,958	28,839,432	16,603,048	13,307,077	26,339,106	139,190,621
Allocated expenses	39,119,169	17,665,432	16,192,692	12,421,760	19,200,455	104,599,508

Segmental operating income	$54,393,894	$22,881,773	$30,821,339	$23,268,846	$30,214,731	161,580,583

Unallocable expenses						28,147,002

Operating income						133,433,581
Other income (expense), net						9,072,796

Income before income taxes						142,506,377
Provision for income taxes						20,323,580

Net income						$122,182,797

	Year Ended March 31, 2002

	Financial Services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$199,725,558	$93,404,474	$85,190,054	$67,027,323	$99,703,805	$545,051,214
Identifiable operating expenses	74,364,097	38,112,096	23,873,023	18,696,233	34,831,145	189,876,594
Allocated expenses	51,905,935	23,321,898	21,273,366	16,667,939	24,840,829	138,009,967

Segmental operating income	$73,455,526	$31,970,480	$40,043,665	$31,663,151	$40,031,831	217,164,653

Unallocable expenses						38,616,746

Operating income						178,547,907
Other income (expense), net						13,865,294

Income before income taxes						192,413,201
Provision for income taxes						27,946,892

Net income						$164,466,309

     2.20.2 Geographic Segments

	Nine Months Ended December 31, 2002

	North America	Europe	India	Rest of the World	Total

Revenues	$395,272,736	$92,863,563	$10,108,669	$39,531,006	$537,775,974
Identifiable operating expenses	156,416,246	31,914,376	3,536,136	11,764,936	203,631,694
Allocated expenses	104,085,331	24,259,358	3,495,073	11,216,619	143,056,381

Segmental operating income	$134,771,159	$36,689,829	$3,077,460	$16,549,451	191,087,899

Unallocable expenses					31,942,825

Operating income					159,145,074
Other income (expense), net					12,538,464

Income before income taxes					171,683,538
Provision for income taxes					29,885,621

Net income					$141,797,917

	Nine Months Ended December 31, 2001

	North America	Europe	India	Rest of the World	Total

Revenues	$289,382,482	$78,551,232	$8,559,625	$28,877,373	$405,370,712
Identifiable operating expenses	98,476,100	28,315,359	3,048,190	9,350,972	139,190,621
Allocated expenses	74,490,566	20,226,600	2,587,309	7,295,033	104,599,508

Segmental operating income	$116,415,816	$30,009,273	$2,924,126	$12,231,368	161,580,583

Unallocable expenses					28,147,002

Operating income					133,433,581
Other income (expense), net					9,072,796

Income before income taxes					142,506,377
Provision for income taxes					20,323,580

Net income					$122,182,797

	Year Ended March 31, 2002

	North America	Europe	India	Rest of the World	Total

Revenues	$388,168,447	$106,103,448	$10,735,626	$40,043,693	$545,051,214
Identifiable operating expenses	135,362,671	38,013,083	4,183,775	12,317,065	189,876,594
Allocated expenses	98,093,268	26,809,588	3,119,373	9,987,738	138,009,967

Segmental operating income	$154,712,508	$41,280,777	$3,432,478	$17,738,890	217,164,653

Unallocable expenses					38,616,746

Operating income					178,547,907
Other income (expense), net					13,865,294

Income before income taxes					192,413,201
Provision for income taxes					27,946,892

Net income					$164,466,309

     2.20.3 Significant Clients

      No clients individually accounted for more than 10% of the revenues in the nine months ended December 31, 2002 and 2001 and fiscal 2002, respectively.

     2.21 Commitments and Contingencies

      The company has outstanding performance guarantees for various statutory purposes totaling $1,658,333, $3,330,910 and $3,334,700 as of December 31, 2002 and 2001 and March 31, 2002, respectively. These guarantees are generally provided to governmental agencies.

     2.22 Litigation

      On December 17, 2001, Reka Maximovitch filed an action in the Superior Court of the State of California, Alameda County, against us and our former officer and director, Phaneesh Murthy. Ms. Maximovitch served the complaint on us in June 2002. The complaint alleges that we and Phaneesh Murthy sexually harassed her and terminated her employment in violation of public policy, specifically California’s public policy against sex discrimination. The complaint also asserts claims against Phaneesh Murthy for stalking and intentional infliction of emotional distress. The complaint seeks unspecified damages, as well as punitive damages and attorneys’ fees and costs. We have filed an answer denying the allegations of the complaint, and we have asserted what we believe are various meritorious defenses to the claims. The lawsuit is now in the early stages of discovery and a trial date of September 19, 2003 has been set. An unfavorable resolution of this lawsuit could adversely impact our results of operations or financial condition and reputation.

      In addition, from time to time we become party to various legal proceedings arising in the ordinary course of our business. While the results of such litigation and claims cannot be predicted with certainty, we believe that the final outcome of these other matters will not seriously harm our business, operating results or financial condition.

Item 2.	Management Discussion and Analysis of Financial Conditions and Results of Operations

      Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this Quarterly Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

      We are a leading global IT services company founded in 1981, and headquartered in Bangalore, India. We provide end-to-end business solutions that leverage technology thus enabling our clients to enhance business performance. Our solutions span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration, package evaluation, and implementation. In addition, we offer software products for the banking industry and we also offer BPM services through our majority-owned subsidiary, Progeon Limited, which typically include offsite customer relationship management, finance and accounting, administration and sales order processing functions.

      We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. Our revenues grew from $121.0 million in fiscal 1999 to $545.1 million in fiscal 2002, representing a compound annual growth rate of 65.2%. Our net income grew from $17.5 million, after a one-time stock compensation expense to $164.5 million during the same period, representing a compound annual growth rate of 111.0%. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing and new clients. For the nine months ended December 31, 2002, 93.7% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between December 31, 1999 and December 31, 2002 our total employees grew from approximately 5,000 to approximately 14,000, representing a compound annual growth rate of 41.2%.

      We use a distributed project management methodology that we refer to as our GDM. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our GDM allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. We earned 71.2% of our total revenues from North America, 19.5% from Europe, 2.0% from India and 7.3% from the rest of the world for fiscal 2002.

      Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe, basis can be terminated with or without cause, short notice and without penalty. Both parties have the right to terminate the contract for cause in the event the other party is in material breach of its obligations under the contract and has failed to remedy the material breach within the cure period specified in the contract. Since we bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. We monitor the progress on contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.0% of our total revenues for fiscal 2002.

      We have also experienced pricing pressure from our clients, especially during the recent economic downturn, which can affect our revenues and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. This pressure is offset by lower selling and marketing costs because we sell more or new services to the same client. We attempt to use fixed-price agreements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients.

      Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, foreign travel expenses, cost of software purchased for internal use, subcontracting costs, data communications expenses and computer maintenance. Selling and marketing expenses represent 7.6%, 5.0% and 5.0% of total revenues for the nine months ended December 31, 2002, fiscal 2002 and 2001. We depreciate our personal computers and servers over two years and mainframe computers over three years. Third party software is expensed at the time of purchase.

      We typically assume full project management responsibility for each project that we undertake. Approximately 66.6% of the total billed person months during the nine months ended December 31, 2002 was performed at our GDCs in India, and the balance of the work was performed at client sites and GDCs located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and GDCs located outside India. Services performed at a client site or GDCs located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed offshore. Additionally, any increase in work performed at client sites or GDCs located outside India can decrease our gross profits. We hire subcontractors from time to time for our own IT development needs, and we do not perform subcontracted work for other IT service providers.

      Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower IT professional utilization resulting in a higher than expected number of unassigned IT professionals. In addition, we do not fully utilize our IT professionals when they are enrolled in training programs, particularly our 14-week training course for new employees. Because a large percentage of new hires begin their initial training in the second fiscal quarter, our utilization rates have historically been lower in the second and third quarters of our fiscal year.

      Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, sales and marketing offices and telecommunication. We have recently decided to increase our selling and marketing expenses as a percentage of revenues to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. During the nine months ended December 31, 2002, we redeployed certain employees from our delivery function to sales and marketing. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, legal and other professional fees, GDC leases, telecommunications, utilities and other miscellaneous administrative costs.

      Our amortization of deferred stock compensation expense consists of non-cash compensation expenses arising from option grants accounted for under the intrinsic value method, and relating to the 1994 stock option plan.

      Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of intellectual property rights. We amortize intellectual property rights over a period of one through five years.

      Other income includes interest income, foreign currency exchange gains/losses and provisions for losses on investments.

      Our functional currency is the Indian rupee and the financial statements included in this Quarterly Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Income Taxes

      Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

      Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated STPs in India. As a result of these incentives, our operations have been subject to relatively lower tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. We can use either of these two tax incentives. As a result of these two tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $55.7 million, $67.3 million and $57.3 for the nine months ended December 31, 2002, fiscal 2002 and fiscal 2001 compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any.

      The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning on April 1, 2000.

      When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for the nine months ended December 31, 2002 is 17.4% and our Indian statutory tax rate for the same period was 36.8%.

Results of Operations

Results for Three Months Ended December 31, 2002 Compared to Three Months Ended December 31, 2001

      Revenues. Our revenues were $200.0 million in the three months ended December 31, 2002, representing an increase of $62.4 million, or 45.3%, over revenues of $137.6 million for the three months ended December 31, 2001. This increase was attributable to an increase in billed person months of 51.1% offset by a 5.8% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in the financial services industries and to a lesser extent, from clients in other industries, including utilities and logistics. Our financial services clients comprised 37.7% and 34.2% of revenues for each of the three months ended December 31, 2002 and 2001, while our clients in the manufacturing segment comprised 17.2% and 15.9% of revenues for each of the three months ended December 31, 2002 and 2001. Net sales of our software products represented 4.3% of our total revenues for the three months ended December 31, 2002, as compared to 4.1% for the three months ended December 31, 2001. Revenues from services represented 95.7% of total revenues for the three months ended December 31, 2002, as compared to 95.9% for the three months ended December 31, 2001. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 37.4% and 62.6% of total revenues for the three months ended December 31, 2002, as compared to 35.1% and 64.9% for the three months ended December 31, 2001. Revenues from North America, Europe, India and the rest of the world represented 74.2%,16.4%, 1.2% and 8.2% of total revenues for the three months ended December 31, 2002, as compared to 70.9%, 19.4%, 1.9% and 7.8% for the three months ended December 31, 2001.

      Cost of Revenues. Our cost of revenues was $110.2 million for the three months ended December 31, 2002, representing an increase of $37.1 million, or 50.8%, over our cost of revenues of $73.1 million for the three months ended December 31, 2001. Cost of revenues represented 55.1% and 53.1% of revenues for the three months ended December 31, 2002 and 2001. This increase in our cost of revenues was partially attributable to an increase in compensation paid to our Indian employees working in the United States to comply with new immigration regulations effective July 2001; increased personnel costs for new hires; an increase in foreign travel costs; an increase in software purchased for our own use; and an increase in professional charges paid to sub-contractors. This increase was offset by a decrease in our telecommunications and depreciation expenses, which represented 0.6% and 4.7% of revenues for the three months ended December 31, 2002 as compared to 1.2% and 6.3% of revenues for the three months ended December 31, 2001.

      Gross Profit. As a result of the foregoing, our gross profits were $89.8 million for the three months ended December 31, 2002, representing an increase of $25.3 million, or 39.2%, over our gross profits of $64.5 million for the three months ended December 31, 2001. As a percentage of revenues, gross profits were 44.9% and 46.9% for the three months ended December 31, 2002 and 2001.

      Selling and Marketing Expenses. We incurred selling and marketing expenses of $15.0 million for the three months ended December 31, 2002, representing an increase of $8.1 million, or 119.1%, over selling and marketing expenses of $6.9 million for the three months ended December 31, 2001. The increase was primarily attributable to increased hiring of sales and marketing employees, the reclassification of account managers and business support managers which was previously reported as cost of revenues into sales and marketing personnel and provisions for bonus payments to sales and marketing personnel. Additionally, to a lesser extent, the increase was attributable to travel expenses, brand building activities and professional fees. As a percentage of total revenues, selling and marketing expenses were 7.5% and 5.0% for the three months ended December 31, 2002 and 2001. The number of our sales offices increased to 30 as of December 31, 2002 from 27 as of December 31, 2001, and the number of our sales and marketing personnel increased to 277 as of December 31, 2002, from 144 as of December 31, 2001. This increase in personnel is attributable to the reclassification of 104 account managers and business support managers which was previously reported as cost of revenues into the sales and marketing group and 29 new hires.

      General and Administrative Expenses. Our general and administrative expenses were $15.4 million for the three months ended December 31, 2002, representing an increase of 4.8 million, or 45.3%, over general and administrative expenses of $10.6 million for the three months ended December 31, 2001. General and administrative expenses were 7.7% of total revenues for the three months ended December 31, 2002 and December 31, 2001. This increase in general and administrative expenses as a percentage of total revenue was primarily attributable to increases in professional fees, compensation, telecommunications and insurance expenses and a reduction in the provision for doubtful accounts receivable.

      Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $1.2 million for both the three months ended December 31, 2002 and the three months ended December 31, 2001.

      Amortization of Intangible Assets. Amortization of intangible assets was $0.9 million for the three months ended December 31, 2002, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during the three months ended December 31, 2002. We recorded no amortization of intangible assets for the three months ended December 31, 2001.

      Operating Income. Our operating income was $57.3 million for the three months ended December 31, 2002, representing an increase of $11.5 million, or 25.1%, over our operating income of $45.8 million for the three months ended December 31, 2001. As a percentage of revenues, operating income decreased to 28.7% for the three months ended December 31, 2002 from 33.3% for the three months ended December 31, 2001. Excluding the amortization of deferred stock compensation expense, our operating margin decreased to 29.3% for the three months ended December 31, 2002 from 34.2% for the three months ended December 31, 2001.

      Other Income. Other income was $6.9 million for the three months ended December 31, 2002, representing an increase of $3.8 million, or 122.6%, over other income of $ 3.1 million for the three months ended December 31, 2001. Other income includes interest income of $4.1 million and $2.5 million and a foreign currency exchange gain of $2.5 million and $0.4 million for the three months ended December 31, 2002 and 2001.

      Provision for income taxes. Our provision for income taxes was $11.9 million for the three months ended December 31, 2002, representing an increase of $4.6 million, or 63.0%, over our provision for income taxes of $7.3 million for the three months ended December 31, 2001. Our effective tax rate increased to 18.6% for the three months ended December 31, 2002 from 14.9% for the three months ended December 31, 2001. The increase is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in STPs, in the fiscal 2003. These operations were subject to a 100% tax holiday in the previous fiscal year.

      Net income. Our net income was $52.3 million for the three months ended December 31, 2002, representing an increase of $10.7 million, or 25.7%, over our net income of $41.6 million for the three months ended December 31, 2001. As a percentage of total revenues, net income decreased to 26.1% for the three months ended December 31, 2002 from 30.3% for the three months ended December 31, 2001.

Results for nine months ended December 31, 2002 compared to nine months ended December 31, 2001

      Revenues. Our revenues were $537.8 million in the nine months ended December 31, 2002, representing an increase of $132.4 million, or 32.7%, over revenues of $405.4 million for the nine months ended December 31, 2001. This increase was attributable to an increase in billed person months of 39.9%, offset by a 7.2% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in the financial services industries and to a lesser extent, from clients in other industries, including utilities and logistics. Our financial services clients comprised 37.8% and 36.4% of revenues for each of the nine months ended December 31, 2002 and 2001, while our clients in other industries comprised 19.0% and 18.7% of revenues for each of the nine months ended December 31, 2002 and 2001. Net sales of our software products represented 4.5% of our total revenues for the nine months ended December 31, 2002, as compared to 3.7% for the nine months ended December 31, 2001. Revenues from services represented 95.5% of total revenues for the nine months ended December 31, 2002, as compared to 96.3% for the nine months ended December 31, 2001. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 36.4% and 63.6% of total revenues for the nine months ended December 31, 2002, as compared to 30.7% and 69.3% for the nine months ended December 31, 2001. Revenues from North America, Europe, India and the rest of the world represented 73.5%, 17.3%, 1.8% and 7.4% of total revenues for the nine months ended December 31, 2002, as compared to 71.4%, 19.4%, 2.1% and 7.1% for the nine months ended December 31, 2001.

      Cost of Revenues. Our cost of revenues was $292.0 million for the nine months ended December 31, 2002, representing an increase of $77.5 million, or 36.1%, over our cost of revenues of $214.5 million for the nine months ended December 31, 2001. Cost of revenues represented 54.3% and 52.9% of total revenues for the nine months ended December 31, 2002 and 2001. This increase in our cost of revenues was partially attributable to an increase of approximately $7.6 million in compensation paid to our Indian employees working in the United States to comply with new immigration regulations effective July 2001; increased personnel costs of approximately $10.9 million for new hires; an increase in foreign travel costs of approximately $8.0 million; an increase in software purchased of approximately $3.0 million for our own use; and an increase in professional charges of approximately $6.8 million paid to sub-contractors. This increase was offset by a decrease in our telecommunications and depreciation expenses, which represented 0.7% and 4.9% of revenues for the nine months ended December 31, 2002 as compared to 1.5% and 6.0% of revenues for the nine months ended December 31, 2001.

      Gross Profit. As a result of the foregoing, our gross profit was $245.8 million for the nine months ended December 31, 2002, representing an increase of $54.9 million, or 28.8%, over our gross profit of $190.9 million for the nine months ended December 31, 2001. As a percentage of revenues, gross profit decreased to 45.7% for the nine months ended December 31, 2002 from 47.1% for the nine months ended December 31, 2001.

      Selling and Marketing Expenses. We incurred selling and marketing expenses of $40.7 million for the nine months ended December 31, 2002, representing an increase of $20.9 million, or 105.6%, over selling and marketing expenses of $19.8 million for the nine months ended December 31, 2001. The increase is primarily attributable to increased costs of approximately $1.4 million for hiring of selling and marketing employees, and the reclassification of account managers and business support managers previously reported as cost of revenues into sales and marketing personnel, representing approximately $4.9 million. Previously, the employees primarily performed delivery support and account management functions. They were billable resources during this period. Since the beginning of the current fiscal year, the employees have been responsible for account management and sales. This involves creating new opportunities with clients, preparation of proposals, negotiation of contracts and collection of accounts receivables. The resources are now in a support function and are no longer billable. Accordingly, we re-classified the expenses relating to these persons from cost of sales to selling and marketing costs only effective April 1, 2002. This has resulted in expenses of $4.9 million being classified as selling and marketing expenses, which represents 1.2% of the revenues for the nine months ended December 31, 2002. The increase in selling and marketing expenses is also attributable to provisions for bonus payments to selling and marketing personnel for approximately $1.4 million, and to a lesser extent, approximately $2.9 million for travel expenses, $2.9 million for brand building activities and $0.8 million for professional fees. As a percentage of total revenues, selling and marketing expenses were 7.6% and 4.9% for the nine months ended December 31, 2002 and 2001. The number of our sales offices increased to 30 as of December 31, 2002 from 27 as of December 31, 2001, and the number of our sales and marketing personnel increased to 277 as of December 31, 2002, from 144 as of December 31, 2001. This increase in personnel is attributable to the reclassification of 104 account managers and business support managers which was previously reported as cost of revenues into the sales and marketing group and 29 new hires.

      General and Administrative Expenses. Our general and administrative expenses were $40.4 million for the nine months ended December 31, 2002, representing an increase of $6.5 million, or 19.2%, over general and administrative expenses of $33.9 million for the nine months ended December 31, 2001. General and administrative expenses were 7.5% and 8.4% of total revenues for the nine months ended December 31, 2002 and December 31, 2001. This increase in general and administrative expenses as a percentage of total revenue was primarily attributable to increases of approximately $2.8 million in professional fees, $1.4 million for compensation, $1.3 million for telecommunications and $0.6 million for insurance expenses and a reduction in the provision for doubtful accounts receivable of $2.7 million.

      Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $3.7 million for both the nine months ended December 31, 2002 and the nine months ended December 31, 2001.

      Amortization of Intangible Assets. Amortization of intangible assets was $1.8 million for the nine months ended December 31, 2002, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during the nine months ended December 31, 2002. We recorded no amortization of intangible assets for the nine months ended December 31, 2001.

      Operating Income. Our operating income was $159.2 million for the nine months ended December 31, 2002, representing an increase of $25.7 million, or 19.2%, over our operating income of $133.5 million for the nine months ended December 31, 2001. As a percentage of revenues, operating income decreased to 29.6% for the nine months ended December 31, 2002 from 32.9% for the nine months ended December 31, 2001. Excluding the amortization of deferred stock compensation expense, our operating margin decreased to 30.3% for the nine months ended December 31, 2002 from 33.8% for nine months ended December 31, 2001.

      Other Income. Other income was $12.5 million for the nine months ended December 31, 2002, representing an increase of $3.4 million, or 37.4%, over other income of $9.1 million for the nine months ended December 31, 2001. Other income includes interest income of $11.7 million and $7.4 million for the nine months ended December 31, 2002 and 2001. Other income also includes a foreign currency exchange gain of $3.5 million and $1.2 million for the nine months ended December 31, 2002 and 2001. The increase in other income was offset by a provision for loss on investments of $3.2 million for the nine months ended December 31, 2002.

      In the nine months ended December 31, 2002, we provided for write downs to our investments in the aggregate amount of approximately $3.2 million. These included approximately $1.5 million for Asia Net Media (BVI) Limited, $0.2 million for Jasdic Park Company, $1.5 million for Workadia Inc., and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and their inability to continue operations. In addition, these entities are currently in liquidation. It is unlikely that we will recover any significant additional funds on their liquidations.

      Provision for Income Taxes. Our provision for income taxes was $29.9 million for the nine months ended December 31, 2002, representing an increase of $9.5 million, or 46.6%, over our provision for income taxes of $20.4 million for the nine months ended December 31, 2001. Our effective tax rate increased to 17.4% for the nine months ended December 31, 2002 from 14.3% for the nine months ended December 31, 2001. The increase is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in STPs in fiscal 2003. These operations were subject to a 100% tax holiday in the previous fiscal year.

      Net Income. Our net income was $141.8 million for the nine months ended December 31, 2002, representing an increase of $19.6 million, or 16.1%, over our net income of $122.2 million for the nine months ended December 31, 2001. As a percentage of total revenues, net income decreased to 26.3% for the nine months ended December 31, 2002 from 30.1% for the nine months ended December 31, 2001.

Liquidity and Capital Resources

      Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999 we raised $70.4 million in gross aggregate proceeds from our initial U.S. public offering of ADSs.

      As of December 31, 2002, we had $308.6 million in cash and cash equivalents, $387.4 million in working capital and no outstanding bank borrowings or long term debt. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

      Net cash provided by operating activities was $151.3 million and $149.3 million for the nine months ended December 31, 2002 and 2001. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. Accounts receivable as a percentage of the last twelve-month revenues represented 15.1% and 12.3% as of December 31, 2002 and 2001.

      Prepaid expenses and other current assets increased by $14.6 million for the nine months ended December 31, 2002, as compared to a $2.3 million increase for the nine months ended December 31, 2001. The increase was primarily due to an increase in unbilled revenues from $1.9 million as of December 31, 2001 to $14.8 million as of December 31, 2002, as a result of an increase in the proportion of fixed-price, fixed-timeframe projects. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other accrued liabilities increased by $14.3 million and $6.0 million for the nine months ended December 31, 2002 and 2001 primarily due to increases in our accrued employee compensation for employee withholding taxes payable and provisions for expenses.

      The increase in unearned revenues was $8.0 million for the nine months ended December 31, 2002. We had a decrease of $1.4 million for the nine months ended December 31, 2001. These changes resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related costs were not yet incurred. The proportion of fixed-price, fixed-timeframe contracts under which we were entitled to bill clients in advance increased to 36.4% for the nine months ended December 31, 2002 from 30.7% for the nine months ended December 31, 2001.

      Net cash used in investing activities was $35.8 million and $66.1 million for the nine months ended December 31, 2002 and 2001. Net cash used in investing activities related to our acquisition of additional property, plant and equipment for the nine months ended December 31, 2002 and 2001 was $26.8 million and $60.0 million. Additionally, we acquired intangible assets in the amount of $4.1 million and made loans to employees in the amount of $5.0 million during the nine months ended December 31, 2002. During the nine months ended December 31, 2001, cash used in investing activities also included loans made to employees of $4.2 million and purchase of investments in the amount of $2.2 million.

      We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to middle level managers, senior managers and non-executive officers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 12 to 100 months. In the aggregate, these loans represented approximately $16.0 million, $20.8 million and $26.2 million for fiscal 2001, fiscal 2002 and the nine months ended December 31, 2002.

      Net cash used in financing activities for the nine months ended December 31, 2002 was $21.8 million, primarily comprised of $10.0 million of cash raised by the issuance of preferred stock by our subsidiary, offset by dividend payments of $34.0 million. Net cash used in financing activities for the nine months ended December 31, 2001 was $22.7 million primarily comprised of dividend payments. As of December 31, 2002, we had contractual commitments for capital expenditure of $19.9 million. These commitments include approximately $12.4 million in domestic purchases and $7.5 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be completed by April 2003. We estimate additional capital expenditures of approximately $5.0 million will be made for the construction of a business continuity and disaster recovery center to be located in Mauritius, which we expect to be completed by the third calendar quarter of 2003.

Reconciliation between Indian and U.S. GAAP

      All financial information in this Quarterly Report is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for stock-based compensation;

•	consolidation of majority owned subsidiaries;

•	provision for investments acquired through a non-cash transaction; and

•	accounting of foreign exchange forward contracts.

Reconciliation of Net Income

	Nine Months Ended December 31,

	2001	2002

Net profit as per Indian GAAP	$125,928,351	$143,642,214
Amortization of deferred stock compensation expense	(3,745,554)	(3,731,844)
Loss of consolidated subsidiary	—	(808,680)
Forward contracts — mark to market	—	696,227
Provision for investments	—	2,000,000

Net income per U.S. GAAP	$122,182,797	$141,797,917

Quantitative and Qualitative Disclosures About Market Risk

     General

      Market risk is the loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

      Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market arises out of our foreign currency accounts receivable.

     Risk Management Procedures

      We manage market risk through treasury operations. Treasury operations objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

     Components of Market Risk

Our Exposure to Market Risk Arises Principally from Exchange Rate Risk

      Exchange Rate Risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. For the nine months ended December 31, 2002, and in fiscal 2002 and 2001, our U.S. dollar denominated revenues represented 88%, 87.3% and 89.6% of our total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of December 31, 2002 and 2001, we had outstanding forward contracts in the amount of $100.0 million and $20.0 million. These contracts typically mature within three months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

      Fair Value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. We believe that the adoption of the consensus will not have a material impact on our revenue recognition policies as the accounting for the revenue from a significant portion of our service offerings is governed by higher level GAAP literature.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the interpretation did not have a material impact on our Company’s accounting or disclosure policies.

      In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure: An amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method sued on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. We continue to account for our fixed plan stock options under the recognition and measurement principles of APB Option No. 25, Accounting for Stock Issued to Employees, and related Interpretations. We have adopted the disclosure provisions of SFAS 148 for the quarter ended December 31, 2002.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. We do not expect any impact upon adoption of this interpretation.

Critical Accounting Policies

      We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

      We prepare financial statements in conformity with U.S. GAAP which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

      We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition, as well as accounting for income taxes. Our accounting policy and related procedures for revenue recognition on such contracts and on income taxes are set out below.

Revenue Recognition

      We derive our revenues primarily from IT services and licensing of software products. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

      We enter into contracts for software services with clients either on a time-and-material basis or on a fixed-price, fixed-timeframe basis. Such contracts require us to deliver software that involves significant production, modification or customization. We therefore apply the provisions of Statement of Position, or SOP 97-2, “Software Revenue Recognition,” as amended, read together with certain provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” and Accounting Research Bulletin 45, “Long-Term Construction-Type Contracts and Certain Production-Type Contracts,” in recognizing revenue arising from such contracts for software services. For contracts that are entered into on a time and material basis, we recognize revenue as the related services are rendered. For contracts that are entered into on a fixed-price, fixed-timeframe basis, we recognize revenue under the percentage-of-completion method. This is because we believe that estimates of costs to complete and extent of progress toward completion of such contracts are reasonably dependable. We estimate the percentage-of-completion based on the ratio of efforts performed to date to estimated total efforts at completion.

      Clients with whom we have entered into contracts for software services on a fixed-price, fixed-timeframe basis are provided with a fixed-period warranty for correction of errors and telephone support. We accrue for costs associated with such support services at the time related revenues are recorded based on our historical experience.

      We also earn fees from clients for the license of software products. We apply the provisions of SOP 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products. In accordance with SOP 97-2, we recognize license fee revenues when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including the creditworthiness of the client. We also provide other services in conjunction with such licensing arrangements. In such cases, we allocate the total revenue from such contracts to each component of the contract using the residual method. Under this method, we defer revenue for the undelivered services and recognize only the residual amounts as revenue for delivered elements.

      We recognize revenue for maintenance services ratably over the term of the underlying maintenance agreement, generally 12 months. We earn revenues from client training, support, and other services related to the license of software products, which is generally recognized as these services are performed. In certain instances, we receive advances for software development services and products. We report such amounts as client deposits until all conditions for revenue recognition are met.

      Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to the loss.

      We have had no significant changes in our collection policies or payment terms. We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy.

Income Taxes

      As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

      We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of December 31, 2002. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

      Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation differences at December 31, 2002. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

      To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of December 31, 2002 and 2001 and March 31, 2002, we recorded valuation allowances of $0.1 million, $0.5 million and $0.7 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

RISK FACTORS

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.

      Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

      Factors which affect the fluctuation of our revenues include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services that we perform outside India as opposed to at our development centers in India;

•	the effect of seasonal hiring patterns and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	unanticipated cancellations or deferrals of projects; and

•	unanticipated variations in the duration, size and scope of our projects.

      A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular quarter.

      There are also a number of factors other than our performance that are not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	currency exchange rate fluctuations, particularly when the rupee appreciates in value against the dollar since the majority of our revenues are in dollars and a significant part of our costs are in rupees; and

•	other general economic factors.

The current economic downturn may negatively impact our revenues and operating results.

      Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. We have also experienced pricing pressures from our clients during this economic downturn, which have had a negative impact on our operating results. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates.

      If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

      We have grown significantly in recent periods. Between December 31, 1999 and December 31, 2002 the number of our total employees grew from approximately 5,000 to approximately 14,000, representing a compound annual growth rate of approximately 41.2%. In addition, in the last four fiscal years we have undertaken major expansions of our existing facilities, as well as the construction of new facilities.

      We expect our growth to place significant demands on our management and other resources. It will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

      Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe and other parts of Asia. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients.

      Over the past three years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have recently added new service offerings, such as IT consulting, business process management systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

      The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

      Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

We may not be able to sustain our current level of profitability.

      Our net income increased 16.1% in the nine months ended December 31, 2002 as compared to the nine months ended December 31, 2001. Our net income increased 24.6% in fiscal 2002 as compared to fiscal 2001. If we experience declines in demand or pricing for our services, or increased wage pressures in India, we may be unable to sustain these levels of profitability. During fiscal 2002, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

Intense competition in the market for IT services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

      The IT services market is highly competitive. Our competitors include large consulting firms, divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms and in-house IT departments of large corporations.

      The IT services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. Many of these competitors are substantially larger than us and have significant experience with international operations, and we may face competition from them in countries in which we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from IT services firms with current operations in other countries, such as China and the Philippines. While we believe that we are well positioned in our markets relative to our competitors, such competitors may be able to offer services using offshore and onshore models that are more effective than ours.

      Many of our competitors, including Accenture, EDS and IBM, have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, as well as clients primarily located in the United States, and clients concentrated in certain industries.

      We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the nine months ended December 31, 2002, fiscal 2002 and 2001, our largest client accounted for 5.9%, 6.1% and 7.3% of our total revenues, and our five largest clients together accounted for 23.8%, 24.1% and 26.0% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

      There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Another circumstance which may result in our loss of a client is a reduction in spending on IT services due to a challenging economic environment. If we were to lose one of our major clients or have it significantly reduce its volume of business with us, our revenues and profitability could be reduced.

      A significant portion of our revenues is derived from clients located in the United States, as well as clients in certain industries. In the nine months ended December 31, 2002, fiscal 2002 and 2001, approximately 72.5%, 69.1% and 70.0% of our revenues were derived from the United States. For the same periods, we earned 37.8%, 36.6% and 33.7% of our revenues from the financial services industry, and 17.0%, 17.1% and 17.9% from the manufacturing industry. Consequently, if the current economic slowdown in the United States is prolonged, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues and profitability.

      Although offshore IT services are gaining wider recognition, recently some organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the United States. Within the last 12 months, five U.S. states enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. These legislative changes have been criticized by local businesses as they do not take into account the full impact of the benefits of globalization, including the use of offshore IT services. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities, however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States.

Our success depends in large part upon our highly skilled IT professionals and our ability to attract and retain these personnel.

      Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for IT professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced IT professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our IT professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain IT professionals may have a material adverse effect on our business, results of operations and financial condition.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

      We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any members of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability.

      As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. For the nine months ended December 31, 2002, fiscal 2002 and 2001, revenues from fixed-price, fixed-timeframe projects accounted for 36.4%, 31.6% and 28.2% of our total revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty.

      Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with short notice and without penalty. Both parties typically have the right to terminate the contract for cause in the event the other party is in material breach of its obligations under the contract and has failed to remedy the material breach within the cure period specified in the contract. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

Our client contracts are often conditioned upon our performance.

      A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined goals. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

      The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Disruptions in telecommunications could harm our service delivery model, which could result in client dissatisfaction and a reduction of our revenues.

      A significant element of our Global Delivery Model is to continue to leverage and expand our global development centers. We currently have 26 global development centers located in various countries around the world. Our global development centers are linked with a network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose clients.

      Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise be sufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, we cannot be assured that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities.

      As of December 31, 2002, we had contractual commitments of approximately $19.9 million for capital expenditure. We estimate additional capital expenditures of approximately $5.0 million for the construction of a business continuity and disaster recovery center to be located in Mauritius. Although we have successfully developed new facilities in the past, we may still encounter cost overruns or project delays in connection with new facilities. Additionally, future financing for additional facilities, whether within India or elsewhere, may not be available on attractive terms or at all. Such expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

      In the nine months ended December 31, 2002, fiscal 2002 and 2001, we earned 4.5%, 4.0% and 2.5% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations of our operating results.

Our insiders are significant shareholders, are able to control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

      Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, approximately 24.1% of our issued equity shares as of December 31, 2002. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. Additionally, our Articles provide that Mr. N. R. Narayana Murthy, our Chairman and one of our principal shareholders, shall serve as the Managing Director and shall not be subject to re-election as long as he and his relatives own at least 5% of our outstanding equity shares. This level of control could delay, defer or prevent a change in control of our company, or impede a merger, consolidation, takeover or other business combination involving us.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

      We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

      If we acquire another company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this Quarterly Report, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

      We make strategic investments in new technology start-up companies in order to gain experience in or exploit niche technologies. As of December 31, 2002, we have invested an aggregate amount of approximately $11.3 million in strategic investments, of which $2.2 million had been invested in fiscal 2002. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results. In fiscal 2001 and in the nine months ended December 31, 2002, we made a loss provision for $3.5 million and $3.2 million related to investments in private start-up companies.

Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

      We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. Regulatory authorities, including the International Accounting Standards Board, are considering requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for our stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $102.2 million, $105.2 million, $99.7 million and $54.7 million in the nine months ended December 31, 2002, fiscal 2002, 2001 and 2000.

We could face liability related to certain litigation pending against us that could have an adverse affect on our financial condition.

      On December 17, 2001, Reka Maximovitch filed an action in the Superior Court of the State of California, Alameda County, against us and our former officer and director, Phaneesh Murthy. Ms. Maximovitch served the complaint on us in June 2002. The complaint alleges that we and Phaneesh Murthy sexually harassed her and terminated her employment in violation of public policy, specifically California’s public policy against sex discrimination. The complaint also asserts claims against Phaneesh Murthy for stalking and intentional infliction of emotional distress. The complaint seeks unspecified damages, as well as punitive damages and attorneys’ fees and costs. We have filed an answer denying the allegations of the complaint, and we have asserted what we believe are various meritorious defenses to the claims. The lawsuit is now in the early stages of discovery and a trial date of September 19, 2003 has been set. An unfavorable resolution of this lawsuit could adversely impact our results of operations or financial condition and reputation.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us.

      Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial income deduction for profits derived from exported IT services, our operations have been subject to relatively lower tax liabilities.

      The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Additionally, the Finance Act, 2002 requires that ten percent of all income derived from services performed in software technology parks be subject to income tax for a one-year period ending March 31, 2003. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning on April 1, 2000. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

      Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

      Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our IT professionals who are required to work in the United States, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and IT outsourcing, visit several IT services firms onsite prior to reaching a decision on vendor selection. Terrorist threats and attacks could make travel more difficult and delay, postpone or cancel decisions to use our services.

      Tensions between the United States and Iraq have recently escalated and the United Nations has sanctioned inspections within Iraq to examine whether it possesses weapons of mass destruction. These tensions could result in a war that would have unpredictable consequences on the world economy. In addition, a war could cause even further restrictions on our ability to deliver our services to our clients, and thereby negatively affect our business, results of operations and financial condition.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

      South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is higher due to recent terrorist incidents in India, recent troop mobilizations along the border, and the aggravated geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

      The vast majority of our employees are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of December 31, 2002, the majority of our IT professionals in the United States held H-1B visas (2,072 persons), allowing the employee to remain in the United States as long as he or she remains an employee of the sponsoring firm or L-1 visas (812 persons), allowing for the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Immigration and Naturalization Service, or INS, may approve in any government fiscal year. Further, in response to the recent terrorist attacks in the United States, the INS has increased the level of scrutiny in granting visas. This may also lead to limits on the number of L-1 visas granted. The U.S. immigration laws may also require us to meet certain levels of compensation, and to comply with other legal requirements, as a condition to obtaining or maintaining work visas for our IT professionals working in the United States. For example, our compensation expenses increased by $7.6 million for the nine months ended December 31, 2002 to comply with such requirements.

      Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals. Our reliance on work visas for a significant number of IT professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with IT professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our IT professionals or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

      Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

      The current Indian government is a coalition of several parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency exchange rate fluctuations may affect the value of our ADSs.

      Our functional currency is the Indian rupee although we transact a major portion of our business in foreign currencies and accordingly face foreign currency exposure through our sales in the United States and purchases from overseas suppliers in dollars. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations will be adversely affected to the extent the rupee appreciates against the dollar.

      We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of December 31, 2002, we had outstanding forward contracts in the amount of $100.0 million. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism.

      Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business on an international level.

      Currently, we have global development centers in six countries around the world. The majority of our global development centers are located in India. We intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. For example, we intend to increase our presence in China through our recently established representative office in Beijing. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.

      We are incorporated under the laws of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. Additionally, we believe that most of the selling shareholders who are participating in this offering reside outside of the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

      We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

      We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

      The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

      Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India.

      Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India without approval where the transaction value is:

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, up to the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

      Any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

      Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for IT companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian IT companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Item 3.	Quantitative and Qualitative Disclosure About Market Risk

3.1	Foreign Currency Market Risk

      This information is set forth under the caption “Exchange Rate Risk” under Components of Market Risk, above, and is incorporated herein by reference.

Item 4.	Controls and Procedures

4.1	Evaluation of Disclosure Controls and Procedures

      Based on their evaluation as of a date within 90 days of the filing date of this Quarterly Report on Form 6-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d — 14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

4.2	Change in Internal Controls

      There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

      On December 17, 2001, Reka Maximovitch filed an action in the Superior Court of the State of California, Alameda County, against us and our former officer and director, Phaneesh Murthy. Ms. Maximovitch served the complaint on us in June 2002. The complaint alleges that we and Phaneesh Murthy sexually harassed her and terminated her employment in violation of public policy, specifically California’s public policy against sex discrimination. The complaint also asserts claims against Phaneesh Murthy for stalking and intentional infliction of emotional distress. The complaint seeks unspecified damages, as well as punitive damages and attorneys’ fees and costs. We have filed an answer denying the allegations of the complaint, and we have asserted what we believe are various meritorious defenses to the claims. The lawsuit is now in the early stages of discovery and a trial date of September 19, 2003 has been set. An unfavorable resolution of this lawsuit could adversely impact our results of operations or financial condition and reputation. In addition, from time to time we become party to various legal proceedings arising in the ordinary course of our business. While the results of such litigation and claims cannot be predicted with certainty, we believe that the final outcome of these other matters will not seriously harm our business, operating results or financial condition.

Item 2.	Changes in Securities and Use of Proceeds

      None

Item 3.	Default Upon Senior Securities

      None

Item 4.	Submission of Matters to a Vote of Security Holders

      None

Item 5.	Other Information

      None

Item 6.	Exhibits and Reports

      Infosys filed no reports on Form 8-K during the quarter ended December 31, 2002.

Exhibit
Number		Description of Document

*19	.1	Infosys Quarterly report to the shareholders for the quarter ended December 31, 2002.
99.1		Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act.

*	Previously filed.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani,
Chief Executive Officer, President
and Managing Director

Dated: March 11, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

      I, Nandan M. Nilekani, Chief Executive Officer, President and Managing Director of Infosys Technologies Limited, certify that:

1. I have reviewed this quarterly report on Form 6-K, as amended by this Amendment No. 1, of Infosys Technologies Limited;

2. Based on my knowledge, this quarterly report, as amended by this Amendment No. 1, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report, as amended by this Amendment No. 1;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, as amended by this Amendment No. 1, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report, as amended by this Amendment No. 1;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report, as amended by this Amendment No. 1, is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report, as amended by this Amendment No. 1, (the “Evaluation Date”); and

c) presented in this quarterly report, as amended by this Amendment No. 1, our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this quarterly report, as amended by this Amendment No. 1, whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ NANDAN M. NILEKANI

Chief Executive Officer.
President and Managing Director

Date: March 11, 2003

CHIEF FINANCIAL OFFICER CERTIFICATION

      I, T. V. Mohandas Pai, Chief Financial Officer and Head-Finance and Administration of Infosys Technologies Limited, certify that:

1. I have reviewed this quarterly report on Form 6-K, as amended by this Amendment No. 1, of Infosys Technologies Limited;

2. Based on my knowledge, this quarterly report, as amended by this Amendment No. 1, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report, as amended by this Amendment No. 1;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, as amended by this Amendment No. 1, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report, as amended by this Amendment No. 1;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report, as amended by this Amendment No. 1, is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report, as amended by this Amendment No. 1, (the “Evaluation Date”); and

c) presented in this quarterly report, as amended by this Amendment No. 1, our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this quarterly report, as amended by this Amendment No. 1, whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ T. V. MOHANDAS PAI

Chief Financial Officer and
Director — Finance and Administration

Date: March 11, 2003